Exhibit 99.1

Richfield Securityholders Approve Arrangement Transaction
Involving Acquisition by New Gold

May 31, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(AMEX:NGD) and Richfield Ventures Corp. (“Richfield”) (TSX.V:RVC) are pleased to announce that the previously announced acquisition of Richfield by New Gold pursuant to a plan of arrangement (the “Arrangement”) was overwhelmingly approved at a special meeting of Richfield securityholders on May 30, 2011. The Arrangement, which is expected to become effective on or about June 1, 2011, will result in New Gold acquiring all of the issued and outstanding shares of Richfield.

Under the terms of the Arrangement, each Richfield shareholder will receive 0.9217 of a New Gold common share and a nominal cash payment of $0.0001 for each Richfield share held. In order to receive the consideration, Richfield shareholders should follow the instructions that are set out in Richfield’s Notice of Special Meeting and Management Information Circular dated April 26, 2011, available at www.sedar.com under Richfield’s SEDAR profile.

Richfield is seeking a final order of the Supreme Court of British Columbia to approve the Arrangement, which is expected to be granted on May 31, 2011. Once the final order is received, the Arrangement is expected to be completed on or about June 1, 2011 and is subject to customary regulatory consents and other approvals.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

About Richfield Ventures Corp.

Richfield Ventures Corp. is a mineral exploration company trading on the TSX Venture Exchange under the symbol RVC. Richfield has been actively acquiring and exploring mineral tenures in the Quesnel Trough and Nechako Plateau regions of British Columbia. For further information on the company, please visit www.richfieldventures.ca.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained, the information presented in this News Release constitutes “forward-looking statements” or “forward-looking information” within the meaning of Canadian securities legislation (together referred to as “forward-looking statements”). These statements relate to the grant of the final court order approving the Arrangement, completion of the Arrangement and related matters. Such statements were based upon certain assumptions made by Richfield and/or New Gold with respect to the expected timeline for receipt of outstanding consents and approvals. The forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements, including any delays in the receipt of consents or approvals. Although Richfield and New Gold have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this News Release and in any document referred to in this News Release.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and neither Richfield nor New Gold undertakes any obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law.

For further information please contact:

Hannes Portmann, Vice President, Corporate Development
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com

Peter Bernier, Director, President & CEO
Richfield Ventures Corp.
Toll Free: +1 (250) 992-6644
Email: pete@richfieldventures.ca